
03054470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 418

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffiths McBurney & Partners Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1100, 145 King Street West
(No. and Street)


RECD S.E.C.
MAR 28 2003

Toronto, Ontario (City) Canada (State) M5H 1J8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adina Masson-Crocker (416) 943-6136
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Crt. West, P.O. Box 31, Stn. Commerce Crt. Toronto, ON M5L 1B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Adina Masson-Crocker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffiths McBurney & Partners Corp., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
APR 01 2003
WASH., D.C.
165
SECTION

Statement of Financial Condition
(Expressed in U.S. dollars)

GRIFFITHS MCBURNEY & PARTNERS CORP.

January 31, 2003



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Griffiths McBurney & Partners Corp.

We have audited the accompanying statement of financial condition of Griffiths McBurney & Partners Corp. as at January 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this statement of financial condition referred to above presents fairly, in all material respects, the financial position of Griffiths McBurney & Partners Corp. as at January 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 21, 2003



GRIFFITHS MCBURNEY & PARTNERS CORP.

Statement of Financial Condition
(Expressed in U.S. dollars)

January 31, 2003

Assets

Cash and cash equivalents	$ 2,743,565
Securities owned	50,050
Due from:	
Parent (note 2)	608,018
Clearing broker (note 2)	3,429
Due from customer	23,070
Income taxes recoverable	50,111
Other assets	19,982
	$ 3,498,225

Liabilities and Stockholder's Equity

Liabilities:	
Due to customers	$ 26,499
Accrued liabilities	22,019
	48,518
Stockholder's equity:	
Capital stock:	
Authorized:	
Unlimited common shares	
Issued and outstanding:	
2,125,000 common shares (2002 - 2,125,000)	2,125,000
Retained earnings	1,324,707
	3,449,707
	$ 3,498,225

See accompanying notes to statement of financial condition.

On behalf of the Board:

______________________________ Director

______________________________ Director

Griffiths McBurney & Partners Corp. (the "Company") was incorporated under the Ontario Business Corporations Act on October 25, 1995. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, Griffiths McBurney & Partners. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Griffiths McBurney & Partners, a Canadian-owned and regulated investment dealer. Griffiths McBurney & Partners is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

Cash and cash equivalents include a Government of Canada treasury bill carried at U.S. $2,735,388, maturing February 19, 2003 and yielding 1.10% per annum as at January 31, 2003.

(b) Securities transactions and balances:

Securities transactions and balances with customers, brokers and financial institutions and margins for these balances are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

(c) Securities owned:

Securities owned consist of an investment in The NASDAQ Stock Market, Inc. shares, which is valued by management at the published price at the year-end close of business.

1. Significant accounting policies (continued):

(d) Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Fair values of financial assets and liabilities:

The fair values of the Company's financial assets and liabilities which qualify as financial instruments approximate the carrying amounts due to their short-term nature or imminent maturity.

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year.

(g) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the statement of financial condition for the changes in deferred tax assets or liabilities between years.

(Expressed in U.S. dollars)

2. Related party transactions:

Under an operating agreement dated May 16, 1996, the Company has entered into an arrangement with its parent, Griffiths McBurney & Partners, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

The intercompany balance due from the parent of $608,018 is due on demand and is non-interest bearing. The balance due from the clearing broker of $3,429 is also due from the parent.

3. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commissions (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. At January 31, 2003, the Company had net capital of $2,821,707, which is $2,571,707 in excess of the required minimum net capital of $250,000.